SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of July 6, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT
	________________________________________________________________________
	Announcement Details
	Company		Merant PLC
	TIDM		MRN
	Headline		Disposal
	Released		17:41 06 Jul 2001
	RNS Number		5588G
	Full Announcement Text
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RNS Number:5588G
Merant PLC
6 July 2001

MERANT PLC 6 JULY 2001

MERANT PLC

POSTING OF CIRCULAR RE DISPOSAL OF ACT DIVISION AND NOTICE OF EXTRAORDINARY GENERAL MEETING

The Board of MERANT plc announces that it has today posted to its shareholders a circular containing the details of the proposed disposal of the ACT Division, previously announced on 12 June 2001, including notice of an extraordinary general meeting to be held on 23 July 2001.

Enquiries:

MERANT

Gary Greenfield

Chief Executive Officer

+1 (301) 838 5223

Ken Sexton

Chief Financial Officer

+1 (301) 838 5210



Larry De'Ath

VP, Communications/Investor Relations

+1 (301) 838 5228



John Woolland

UBS Warburg

020 7567 8000

UBS Warburg Ltd., a wholly owned subsidiary of UBS AG, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for MERANT plc in connection with the proposed disposal and no one else and will not be responsible to anyone other than MERANT plc for providing the protections afforded to customers of UBS Warburg Ltd. or for providing advice in relation to the proposed disposal.



END
END

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SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  July 6, 2001                By: /s/ Leo Millstein
                                 --------------------------------------
                                      Leo Millstein
					        Vice President & General Counsel